December 2, 2010

Mr. Kenneth E. Cruse
Chief Financial Officer
Sunstone Hotel Investors, Inc.
120 Vantis, Suite 350
Aliso Viejo, California 92656

      Re: **Sunstone Hotel Investors, Inc.**
                 Form 10-K for the year ended December 31, 2009
                 Filed on February 23, 2010
                 File No. 001-32319

Dear Mr. Kenneth E. Cruse:

We have reviewed your filing and have the following comments.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Non-GAAP Financial Measures, page 35

1.   Refer to the table on page 36. We note that your non-GAAP measure, EBITDA, is calculated differently than EBITDA within the Exchange Act Release No. 47226. Specifically, we note your measure excludes charges other than interest, tax, depreciation, and amortization. Please advise.

Financial Statements and Notes

Consolidated Statements of Operations, page F-4

2.   We note that you have included dividends declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3472 if you have any questions.

                                                        Sincerely,

                                                        Yolanda Crittendon
                                                        Staff Accountant